Filed by Grey Wolf, Inc.
Commission File No. 1-08226
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Basic Energy Services, Inc.
Commission File No. 1-32693
Subject Company: Horsepower Holdings, Inc.
SUMMARY OF
SEVERANCE AND RETENTION BENEFITS
SEVERANCE BENEFITS
     1) Severance Payment
     Severance Payment Amount — Severance Payments will be calculated as follows:
     The Severance Payment will equal 1 week’s base pay for each full or partial month of continuous service with a minimum payment of 8 weeks’ base pay and a maximum of 52 weeks’ base pay.
     Eligibility — A Severance Payment will be paid to any Regular employee who, due to the merger of Basic Energy Services, Inc. and Grey Wolf, Inc., within 24 months following close of the merger (A) experiences a position elimination, suffers a reduction in base pay or a significant reduction in responsibility and/or authority, or is required to begin reporting to a work location more than 50 miles from his current work location and (B) is involuntarily terminated by the company as a result of such triggering event. Any employee who voluntarily terminates prior to incurring one of these triggering events will not receive a Severance Payment. In no case will an employee who is involuntarily terminated for cause receive a Severance Payment.
Offers for: 1) reduced pay positions, 2) reduced responsibility and/or authority positions, and 3) positions that require a change of work location of more than 50 miles will be made in writing. Such written offers will state the new position’s effective date, primary work location, job title, base pay, bonus potential (if the position is bonus eligible), and reporting relationships, as well as give a general description of the job duties, responsibilities and authorities. For the purpose of determining Severance Payment eligibility, a change in title, reporting relationship, or reporting level alone, absent an actual significant reduction in responsibility and/or authority, will not constitute a severance triggering event.
An employee given a written offer for a reduced pay, a reduced responsibility and/or authority position, or a position that requires a change in reporting location of more than 50 miles will have 10 working days to accept or decline the offer. If the employee

Severance and Retention Summary
declines the offer, he will be required to remain with the company until involuntarily terminated in order to receive a Severance Payment. If the employee accepts the offer, he will have the option any time during the first 30 days following the effective date of the new position to change his election and decline the offer. If the employee rescinds his acceptance during this 30-day period, he will be required to remain with the company until involuntarily terminated by the company in order to receive a Severance Payment. If the employee accepts the offer and serves in the position more than 30 calendar days, he will have waived the right to claim that offer as a severance triggering event in the future. Only if he incurs a subsequent triggering event and is involuntarily terminated by the company will the employee again become eligible for a Severance Payment.
     Waiver and Release — In order to receive a Severance Payment, the employee will be required to sign a waiver and release in a form acceptable to the company. This waiver and release will be presented to the employee at the time of his termination.
     Timing of Payment — The Severance Payment will be made as soon as reasonably possible after the terminated employee signs and returns the waiver and release and the waiver and release revocation period expires.
     2) COBRA
The severance benefit for any eligible employee who is participating in a group health plan provided by the company shall also include an additional amount equal to three months of the monthly cost of any COBRA Coverage that would otherwise be charged. This three months COBRA payment will be grossed up for tax protection.
RETENTION BENEFIT
     Retention Payment Amount — Retention Payments will be calculated as follows:
     The Retention Payment will be equal to 1x earnings earned between the close of the merger and the date of actual involuntary termination not to exceed 1x earnings earned during the 12-month period immediately preceding termination. For the purpose of this calculation earnings will include Regular Pay, Overtime Pay, Holiday Pay, and Bonus Pay, as well as Paid Time Off, Vacation Pay, and/or Sick Pay, as applicable.
     Eligibility — A Retention Payment will be paid to each employee who qualifies for and actually receives a Severance Payment and who has earnings after the date the merger closes.
     Waiver and Release — Retention Payments are not subject to execution of a waiver and release by the recipient.
     Timing of Payment — Retention Payments will be paid as soon as reasonably possible after the qualifying employee’s involuntary termination.

Severance and Retention Summary
Forward Looking Statements and Additional Information
     This document may include statements herein that are “forward-looking statements” as defined by the Securities and Exchange Commission (the “SEC”). All statements, other than statements of historical fact, included herein that address activities, events or developments that Grey Wolf or Basic Energy Services expect, believe or anticipate will or may occur in the future are forward-looking statements. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including required approvals by stockholders and regulatory agencies, the possibility that the anticipated benefits from the proposed mergers cannot be fully realized, the possibility that costs or difficulties related to integration of the two companies will be greater than expected, the impact of competition and other risk factors included in the reports filed with the SEC by Grey Wolf and Basic Energy Services. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. Except as required by law, neither Grey Wolf nor Basic Energy Services intends to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.
Additional Information and Where to Find It
     In connection with the proposed mergers, a registration statement of Horsepower Holdings, Inc. (“Holdings”), which will include proxy statements of Basic Energy Services and Grey Wolf and other materials, will be filed with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS AND THESE OTHER MATERIALS REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BASIC ENERGY SERVICES, GREY WOLF, HOLDINGS AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the registration statement and the proxy statement/prospectus when they are available and other documents containing information about Basic Energy Services and Grey Wolf, without charge, at the SEC’s web site at www.sec.gov, Basic Energy Service’s web site at www.basicenergyservices.com, and Grey Wolf’s web site at www.gwdrilling.com. Copies of the registration statement and the proxy statement/prospectus and the SEC filings that will be incorporated by reference therein may also be obtained for free by directing a request to either Investor Relations, Basic Energy Services, Inc., (432) 620-5510 or to Investor Relations, Grey Wolf, Inc., (713) 435-6100.
Participants in the Solicitation
     Basic Energy Services and Grey Wolf and their respective directors, officers and certain other members of management may be deemed to be participants in the solicitation of proxies from their respective stockholders in respect of the mergers. Information about these persons can be found in Grey Wolf’s proxy statement relating to its 2008 annual meetings of stockholders as filed with the SEC on April 8, 2008. Information concerning beneficial ownership of Basic Energy Services stock by its directors and certain of its executive officers is included in its proxy statement dated April 5, 2007 and subsequent statements of changes in beneficial ownership on file with the SEC. Additional information about the interests of such persons in the solicitation of proxies in respect of the merger will be included in the registration statement and the joint proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction.

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